

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 25, 2016

Via E-mail
Mr. Michael J. Bartolotta
Chief Financial Officer
VEREIT, Inc.
2325 E. Camelback Road, Suite 1100
Phoenix, AZ 85016

> **Re: VEREIT, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 1-35263**
>
> **VEREIT Operating Partnership, L.P.**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 333-197780**

Dear Mr. Bartolotta:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the companies or the filings and the companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate & -
    Commodities